UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

i2 Telecom International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, no par value
(Title of Class of Securities)

________45070D 200_________
(CUSIP Number of Class of Securities)

Paul R. Arena
Chief Financial Officer
5070 Old Ellis Pointe,
Suite 110
Roswell, GA 30076
(404) 567-4750
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson Jackson Walker L.L.P. 901 Main Street, Suite 6000 Dallas, Texas 75202 (214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 256,132.69	$ 14.29

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that warrants to purchase 25,613,269 shares of Common Stock of i2 Telecom International, Inc. having an aggregate value of $256,132.69 will be exchanged pursuant to this offer. The aggregate value of such warrants was calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934.

**
Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 14.29	Filing Party: i2 Telecom International, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  X

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2009, by i2 Telecom International, Inc., a Washington corporation (the “Company”), in connection with an offer (the “Offer”) by the Company to its warrant holders to exchange their outstanding warrants (“eligible warrants”) to purchase the Company’s Common Stock, no par value per share (“Common Stock”), for unregistered shares of our Common Stock (“restricted shares”) or for repricing of the exercise price.  The terms and conditions of the Offer are set forth in the Offer to Exchange Warrants for Shares of Common Stock or for Repricing (as supplemented or amended, the “Offer to Exchange”) and the accompanying Letter of Transmittal, which, as amended and supplemented from time to time, are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO and all amendments thereto, is hereby expressly incorporated by reference in this Amendment No. 6 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 6 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

The Offer to Exchange is hereby amended and supplemented as follows:

The Offer expired on August 14, 2009 at 5:00 p.m. Atlanta Time. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange warrants to purchase an aggregate of 12,148,284 shares of the Company’s common stock, representing 47.4% of the total warrants eligible for exchange. All exchanged warrants were cancelled, and the Company is instructing its transfer agent to issue 2,429,657 shares of the Company’s common stock as soon as practicable. No warrants were exchanged for repricing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I2 TELECOM INTERNATIONAL, INC.

By:	/s/ Paul R. Arena

Name:	Paul R. Arena

Title:	Chief Financial Officer

Date:	August 17, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)*	Offer to Exchange Warrants for Shares of Common Stock or for Repricing, dated July 1, 2009

(a)(2)*	Form of Letter of Transmittal

(a)(3)*	Form of Withdrawal Letter

(a)(4)*	Email to Eligible Participants, dated July 1, 2009

(a)(5)*	Form of Participant Statement

(a)(6)*	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(a)(7)*	Sticker to Offer to Exchange Warrants mailed to eligible participants on July 1, 2009

(a)(8)*	Press Release issued on July 30, 2009 informing stockholders of increase and extension of tender offer

(d)(1)	Form of Promissory Note (Incorporated by reference to Exhibit (d)(1) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(2)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(2) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(3)
Form of Note Purchase Agreement and 6% Senior Secured Subordinated Convertible Senior Note (Incorporated by reference to Exhibit (d)(3) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(4)	Form of Non-Negotiable Secured Promissory Note (Incorporated by reference to Exhibit (d)(4) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(5)	Form of Warrant (without cashless exercise provisions) (Incorporated by reference to Exhibit (d)(5) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(6)	Form of Warrant (with cashless exercise provisions) (Incorporated by reference to Exhibit (d)(6) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(7)	Form of Stock Option Agreement (Incorporated by reference to Exhibit (d)(7) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(8)
Purchase Agreement between Bruce Friedman and i2 Telecom International, Inc., dated May 9, 2008 (Incorporated by reference to Exhibit (d)(8) to the Company’s Schedule TO, File/Film No. 005-57499/09920591, filed July 1, 2009.)

(d)(9)
Employment Agreement, dated April 20, 2009, by and between the Company and Andrew L. Berman. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(10)
Employment Agreement, dated April 20, 2009, by and between the Company and Paul R. Arena. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(11)
Employment Agreement, dated April 20, 2009, by and between the Company and Christopher R. Miltenberger. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(12)
Employment Agreement, dated April 20, 2009, by and between the Company and Douglas F. Bender. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(13)	Form of Warrant (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(14)	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(15)	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed May 4, 2009.)

(d)(16)	Warrant (Incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(17)	Amended and Restated Warrant (Incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(18)	Subscription Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(19)	Exchange Agreement (Incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(20)
i2 Telecom International, Inc. Amended and Restated 2004 Incentive Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Post-effective Amendment No. 3to Form S-8 Registration Statement, filed with the Commission on June 25, 2009)

(d)(21)	Amendment to Employment Agreement with Andrew L. Berman (Incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(22)	Amendment to Employment Agreement with Paul R. Arena (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(23)	Amendment to Employment Agreement with Christopher R. Miltenberger (Incorporated by reference to Exhibit 10.05 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(24)	Amendment to Employment Agreement with Douglas F. Bender (Incorporated by reference to Exhibit 10.06 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

* Previously filed.